One Financial Center Boston, MA 02111 617 542 6000 mintz.com

August 29, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Ada Sarmento, Office of Healthcare & Insurance

Re: Viela Bio, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted August 14, 2019

CIK No. 0001734517

Ladies and Gentlemen:

We are submitting this letter on behalf of Viela Bio, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 21, 2019 (the “Comment Letter”) from the Division of Corporation Finance, Office of Healthcare & Insurance, to Zhengbin Yao, Ph.D., Chairman, President and Chief Executive Officer of the Company, relating to the above-referenced Draft Registration Statement. In conjunction with this letter, the Company is publicly filing its registration statement on Form S-1 (the “Registration Statement”) with the Commission.

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement. Page numbers referred to in the responses reference the applicable pages of the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form S-1

BioWa/Lonza Sublicense Agreement,

page 126-127

Comment 1: Please disclose when the payment obligation under the BioWa/Lonza license will expire.

Response 1:

BOSTON        LONDON        LOS ANGELES        NEW YORK         SAN DIEGO        SAN FRANCISCO        WASHINGTON

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

The Staff’s comment is acknowledged and the Company has revised the disclosure as requested on page 128 of the Registration Statement.

Notes to the Financial Statements 11 Collaboration Agreements Commercial License and Collaboration Agreement with Hanosh, page F-26

Comment 2: You disclose that a material promise under your license and collaboration agreement with Hanosh was the delivery of a Co-Development License; however, your accounting analysis under ASC 606 does not appear to have given consideration to this material promise. Please provide us with your analysis of this obligation under ASC 606, including whether you identified the Co-Development License as a separate performance obligation and how it was considered in your transaction price allocation. Please also revise your disclosure accordingly.

Response 2:

The Company acknowledges the Staff’s request and provides the following analysis of its obligation under ASC 606.

Identification of performance obligations

The Co-Development License contained in the Company’s license and collaboration agreement with Hansoh (the “Agreement”) provides Hansoh with the exclusive rights to (i) develop Inebilizumab for those indications included within the Selected Indications (as defined on page F-27 of the Registration Statement) and (ii) co-develop Inebilizumab with the Company for the indications included within the Opt-In (as defined on page F-27 of the Registration Statement). Outside of these parameters, the Co-Development License does not grant any development rights to Hansoh for other indications (e.g., NMOSD). That is, while the Selected Indications and Opt-In promises provide Hansoh the rights to (i) select the indications for which Hansoh would like to exclusively develop Inebilizumab, or (ii) participate in the co-development of Inebilizumab with the Company for certain other indications, the Co-Development License is the mechanism that provides Hansoh with the legal right to solely perform the development of the Selected Indications or to participate in the co-development with the Company of the indications included within the Opt-In.

As previously noted, because the Co-Development License does not grant any development rights to Hansoh outside of those indications included within the Selected Indications and the Opt-In, the Company considered the guidance in ASC 606-10-25-19 and concluded that the Co-Development License is not a distinct promise as it is not separately identifiable from either the Selected Indications or the Opt-In. More specifically, pursuant to ASC 606-10-25-21, the Company concluded the Co-Development License is highly interdependent or highly interrelated with both the Selected Indications and the Opt-In (i.e., three separate promises that result in two performance obligations). This conclusion is due to the following factors which create a two-way dependency:

1)

the Co-Development License significantly affects the Selected Indications and the Opt-In because in the absence of the Co-Development License, Hansoh would be limited to just selecting certain indications that it would like to develop, or, indicating its willingness to co-develop certain indications with the Company; however, Hansoh would have no legal right to perform such activities; and

2)

the Selected Indications and the Opt-In significantly affect the Co-Development License because the scope of the Co-Development License is limited to the development of Inebilizumab for the indications defined within the Selected Indications and the Opt-In.

Allocation of transaction price

As noted above, the Company concluded that the Co-Development License is not distinct within the context of the contract from the Selected Indications and the Opt-In, resulting in two distinct performance obligations. The Company previously disclosed in Note 11 to its Notes to Financial Statements contained in the Registration Statement that the transaction price was allocated entirely to the Commercialization License performance obligation as the standalone selling price of the remaining performance obligations was deemed to be immaterial at contract inception for the reasons discussed in Note 11.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-27 and F-28 of the Registration Statement to clarify the accounting for the Co-Development License.

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We hope that the above response will be acceptable to the Staff. Please do not hesitate to call me or Jonathan L. Kravetz of this firm at (617) 542-6000 with any comments or questions regarding the proposed disclosure. We thank you for your time and attention.

Sincerely,

/s/ John T. Rudy

John T. Rudy

cc:	Securities and Exchange Commission

Suzanne Hayes

Ada Sarmento

Viela Bio, Inc.

Zhengbin Yao, Ph.D.

Mitchell Chan

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Jonathan L. Kravetz

Ropes & Gray LLP

Patrick O’Brien